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                          January 4, 2024

       Mark Archer
       Chief Financial Officer
       LogicMark, Inc.
       2801 Diode Lane
       Louisville, KY 40299

                                                        Re: LogicMark, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 26,
2023
                                                            File No. 333-276263

       Dear Mark Archer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Michael DeDonato